Höganäs

February 5, 2009

[redacted]

09045657

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)

Christel Hübinette

Encl. Press Release
Year-end Report 2008

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Reg. Office: Höganäs
Org. No.: 556005-0121
Telephone/Telefon: +46 42 33 80 00
Telefax: Exec. Group +46 42 33 80 80

12g3-2(b)
82-3759

PRESS RELEASE

HÖGANÄS' YEAR-END REPORT 2008
VERY WEAK MARKET IN THE FOURTH QUARTER — NEW R&D INITIATIVES

Höganäs' sales volumes were down 28% in the fourth quarter due to a very weak market. Combined with reported costs for redundancies and contracted pensions related to personnel reduction, this resulted in an operating loss for the fourth quarter. The market is expected to remain weak for the short term. However, in the longer term, the outlook is positive. Current low production rates through the component industry have triggered greater interest in developing new metal powder applications. There are also major research and development initiatives in new applications. In December, Höganäs received research support from Vinnova (the Swedish Governmental Agency for Innovation Systems) to develop a new type of fuel cell.

Höganäs AB is publishing its Year-end Report for 2008 today. In the fourth quarter, the company's net sales reduced from MSEK 1 418 to MSEK 1 353, or by -4.6%. Sales volumes contracted by 28% on the fourth quarter 2007. Volumes fell sharply across all regions, including Asia and South America, where sales remained good in the third quarter. The automotive industry's sharp downturn after the summer accentuated further in the fourth quarter. Moreover, tightening credit conditions and manufacturing concerns caused inventory adjustments and a significant reduction in consumption across most other sectors. This resulted in an unprecedented demand downturn for Höganäs products in November and December.

Operating income for the fourth quarter was a loss of MSEK -32 (132), with this negative variation primarily caused by a volume reduction. The latter also caused significant metal inventory losses and write-downs, because it was coincident with sharp price downturns on iron scrap and some alloy metals, particularly molybdenum. Where there are functional hedging markets, such as nickel and copper, the inventory losses were offset by metal hedge gains. For iron scrap and metals like molybdenum and cobalt, there are no functional hedges, implying that significant inventory losses could not be offset. The negative variation was partly offset by lower costs for steel scrap. Positive currency differences resulting from a weaker Swedish krona were cancelled by a currency hedging loss.

Net sales for the full year were MSEK 6 103 (5 838), a 4.5% increase mainly due to price increases and higher metal price surcharges. Volume growth for the full year was negative at -3.3%. Excluding sales to Kobelco's customers, the sales increase was 3.4%, while the volume reduction was -4.7%. Net income for the full year was MSEK 393 (431), a 9% reduction. The Board of Directors is proposing a cash dividend of SEK 3.00 per share (6.25).

Commenting, Höganäs' President Alrik Danielson said:
"The first half-year 2009 will feature a persistent very weak market. Against this background, we're acting by cutting costs, deferring investments and keeping a firm grip on our cash flow. Meanwhile I'm pleased that alongside partners, Höganäs is receiving research support in a very promising segment like fuel cells. This demonstrates that Höganäs' R&D initiatives in metal powder and powder production technology are important, and that it is building a platform for a commercial operation in the forward-looking segment of environmental energy systems."

For more information, please contact:

HÖGANÄS AB (publ)

Alrik Danielson	Sven Lindskog
CEO & President	CFO
Tel. +46 (0)42 33 80 00	Tel. +46 (0)42 33 80 00

Höganäs, Sweden, 5 February 2009

Rule 12g 3-2(b)
File 82-3754

HÖGANÄS AB (publ) Corporate ID no. 556005-0121

YEAR-END REPORT 2008

Highlights

MSEK	Q4		Q1-4	
Net sales	1 353	-5%	6 103	+5%
Operating income	-32	neg.	527	-13%
Operating margin, %	-2.4	(9.3)	8.6	(10.4)
Income before tax	-47	neg.	483	-14%
Income after tax	-4	neg.	394	-9%
Earnings per share before and after dilution, SEK	-0.13	(3.10)	11.31	(12.39)
Equity/assets ratio, %			42.6	(53.3)

- Volume decrease of -28% in the fourth quarter due to sharply reduced demand in all geographical regions.
- Operating income for the fourth quarter was MSEK -32 (132), negatively affected mainly by sales volumes, costs for redundancies and contracted pensions related to personnel reduction. Positive effect of lower cost of steel scrap.
- Volume decrease of -3% across the group for the full year.
- Operating income for the full year was MSEK 527 (607).
- Income after tax for the full year: MSEK 394 (431).
- Cash flow from operating activities for the full year of MSEK 564 (482).
- The board of directors is proposing dividends of SEK 3.00 per share (6.25).
- Personnel reduction of some 160 positions being implemented to adapt production capacity and organizational resources to declining demand on the global market. Work on identifying more savings for 2009 has begun.
- Research support received for developing a new type of fuel cell.

FOURTH QUARTER 2008

Consolidated net sales

Net sales were MSEK 1 353 (1 418), a -4.6% decrease relating mainly to volume reduction. The decrease in net sales excluding the business acquired from Kobelco in North America was -7.4%.
The currency effect of a weaker SEK had a sharp positive effect on net sales of 17%.
Sales volumes decreased by -28% compared to the fourth quarter 2007, corresponding to -31% excluding the acquisition from Kobelco. Volumes fell sharply across all regions, including Asia and South America where sales were still good in the third quarter. The automotive industry's sharp downturn after the summer accentuated further in the fourth quarter. Moreover, tightening credit conditions and manufacturing concerns resulted in inventory adjustments and a significant consumption downturn across most other sectors. This resulted in a substantial demand downturn for Höganäs products in November and December.

Consolidated earnings

Operating income was MSEK 130 (254), with the negative variation mainly caused by a reduction in sales volumes. This also gave rise to significant metal inventory losses and write-downs on inventories, because it coincided with sharp price falls on iron scrap and certain alloy metals, especially molybdenum. Where there are functional derivative markets, such as nickel and copper, these inventory losses were offset by metal hedge gains. But for iron scrap and metals like molybdenum and cobalt there are no functional derivatives, thus significant inventory losses could not be compensated. Metal inventory losses are estimated at MSEK -40 while metal hedge earnings were MSEK 26 (16).
Gross income was also negatively affected by MSEK -23 of costs for redundancies and contracted pensions related to personnel reduction. Conversely, gross income was positively affected by lower costs for steel scrap and a weaker SEK.

Other operating income and operating expenses were MSEK -14 (14), which include earnings from currency forwards contracts of MSEK -93 (7), exchange rate differences of MSEK 92 (7) and provisioning of MSEK -13 for an unrealised loss on a forward contract. The sharp depreciation of the SEK caused a significant deficit on forward contracts, but also a re-valuation of foreign currency asset and liability positions. This re-valuation generated positive exchange rate differences.

Operating income was a loss of SEK -32 (132). The operating margin for the fourth quarter was 0.2% (9.3) before restructuring expenses related to personnel reduction of MSEK -35. The low sales volumes resulted in very low absorption of fixed costs, which put operating margins under pressure.

Income before tax was a loss of MSEK -47 (125). Income after tax was a loss of MSEK -4 (108), mainly due to reduced tax rates which resulted in a re-valuation of deferred tax.

FULL YEAR 2008

Consolidated net sales

Net sales were MSEK 6 103 (5 838), corresponding to an increase of 4.5%. sales volumes reduced by -3.3%. The net sales gains excluding the Kobelco acquisition in North America were 3.4%. Volume contraction excluding the effect of the acquisition was -4.7%.
The sales gains were mainly due to price increases and higher metal price surcharges on scrap. The currency effect was 1.8%. The progress of Höganäs' volumes remained robust in Asia and South America up to and including the third quarter, but the sharp volume downturn across all regions in the fourth quarter resulted in negative full-year volume growth for the group.

Consolidated earnings
Gross income was MSEK 1 046 (1 113). At the end of the third quarter, gross income was up MSEK 57 year on year due to increased sales volumes and price increases on all markets. However, the combination of the volume downturn in the fourth quarter and expenses for the implementation of personnel reduction in the fourth quarter consumed this positive variation.
Metal prices remained highly volatile in 2008, although the pattern differed from 2007. In the first half-year, metal inventory gains were down by the order of MSEK 15 on the corresponding period of 2007, when nickel and copper prices rose sharply. In the second half-year, the situation was the reverse up to and including October. Then, a combination of sharp price falls and very weak volume growth caused significant inventory losses and inventory write-downs. For the full year 2008, the effect was some MSEK -50 compared to 2007, before earnings from metal hedges.
Full-year earnings from metal hedges in 2008 were MSEK 38, against MSEK 51 for the corresponding period of 2007.

Other operating income and operating expenses were MSEK 53 (47), including MSEK 33 of sales of CO_2 emission rights, a loss of MSEK -73 on currency forward contracts, an MSEK -13 provision for unrealised losses on forward contracts, positive exchange rate differences of MSEK 105 and a MSEK 1 income statement item from the sale of the plant in Jacarei, Brazil. Earnings on currency forward contracts of MSEK 34, a reversal of provisioning for tax costs in Brazil of MSEK 2, sales of CO_2 emission rights of MSEK 3, and exchange rate differences of MSEK 8 affected earnings in the previous year.

Operating income was MSEK 527 (607), mainly because of weaker operating income. The operating margin was 8.6% (10.4). The change in margins was mainly due to a sales reduction of some 20,000 tonnes excluding the Kobelco acquisition.

Income before tax was MSEK 483 (562). Income after tax was MSEK 394 (431) or SEK 11.31 per share before and after dilution (12.39). The effective tax rate was 18.4% (23.3), mainly due to reduced tax rates which resulted in a re-valuation of deferred tax in the fourth quarter.

GROUP HIGHLIGHTS

Fourth quarter

Research support for fuel cell development

Höganäs AB, the Royal Institute of Technology, Stockholm, and GETT Fuel Cells International AB received combined research support of over MSEK 5 from Vinnova (the Swedish Governmental Agency for Innovation Systems) in 2009 for their project 'Industrial Production of Nanocomposites for Faster Commercialisation of Fuel Cells'. This project, which started in January 2009, will involve fuel cells being produced on a laboratory and pilot basis, and evaluation for specific customer applications.
The benefit of these new fuel cells, based on membranes of what are known as nanocomposites, is that they enable a significant reduction in working temperatures in fuel cells, from the previous levels of some 800°C potentially right down to 250°C, which would enable far lower costs. Solid oxide fuel cells have been on the market for many years, but their usage has been limited by high investment costs, in turn associated with high working temperatures.
Through this commitment, Höganäs AB is building on its knowledge in metal powders and powder production technology, while also creating a platform for a commercial operation in the forward-looking segment of environmental energy systems. Höganäs has been active in developing new energy-efficient electric motors for some time.

Personnel reduction
In November, Höganäs reported that it was modifying its production capacity and organizational resources in response to declining demand on the world market. A total of some 160 people are affected, just over 100 of them in Sweden.
This measure is expected to cut operating expenses by some MSEK 70 yearly, fully from April 2009 onwards. The non-recurring expense for the measure was MSEK 35, which was charged to operating income for the fourth quarter 2008.
Against the background of a sustained weak demand position, work has started on identifying further cost savings in 2009.

Previous quarters 2008

Acquisition of Kobe Steels' iron powder business in North America
Höganäs' acquisition of Kobe Steels North American iron powder business was announced in July. The deal involves Kobelco Metal Powder of America, Inc., a subsidiary of Kobe Steels Ltd. USA, transferring production and marketing to North American Höganäs. Höganäs took over invoicing of Kobelco's customers as of 11 August. Kobelco will also shut down production at its facility in Indiana, scheduled for spring 2009.

Consolidation of Brazilian operation
In February 2008, Höganäs sold its plant at Jacarei, São Paulo, and concentrated all its Brazilian operations on Mogi das Cruzes in September. Its production, technical support centre and sales office relocated and the new plant came on stream as planned. This will enhance efficiency, cut costs and reduce capital employed.

Automatic redemption procedure
Pursuant to a resolution by the Annual General Meeting (AGM) an automatic redemption procedure was conducted in the second quarter. Through this procedure, shareholders received one redemption share for each share held, redeemed against SEK 15. The resolution meant that in addition to cash dividends of MSEK 218, MSEK 522 was disbursed to shareholders.

New Europe Manager

On 1 September 2008, Mikael Carleson started as head of Höganäs' European business. He has extensive experience of sales, marketing, finance, production and management. Mr. Carleson has been active in manufacturing and service businesses in the process and food industries worldwide. He joins Höganäs from Alfa Laval AB where he headed up the global Parts & Services division.

New Managers for Asia and India

Per Engdahl became head of Höganäs Asia, including the Japanese, Chinese, Taiwanese, South Korean subsidiaries and the South-East Asian markets, on 1 January 2008. Mr. Engdahl was previously Vice President of Sales & Business Development of the Höganäs group.
Srini V. Srinivasan took up his position as Managing Director of Höganäs India Ltd. on 2 January 2008. He joined Höganäs from GKN Sintermetals Ltd. India, where he was Managing Director.

BUSINESS AREAS

Höganäs has two business areas: Components and Consumables. Components encompasses all powder where value is added to create components. Consumables covers those powders used in processes such as preparing metals, as supplements to chemical processes, surface coatings and food additives.

Components

Net sales for the full year were MSEK 4 465 (4 264), a 4.7% increase year on year.
Sales volumes fell by -4.9%, or -6.7% excluding the acquisition from Kobelco in North America. Market progress in North America and Europe slowed progressively quarter by quarter in the year, compared to the previous year. Market progress in South America and Asia was positive up to and including the third quarter. Demand fell very sharply across all regions in the fourth quarter. The credit crisis and manufacturing concerns resulted in weak demand progress on the North American and European automotive markets, which exerted a rapid impact on export markets worldwide. The need for inventory adjustments grew increasingly, and by the end of the fourth quarter, many component producers were opting for temporary production shut-downs lasting several weeks. This exerted a very pronounced effect on Höganäs' sales in November and December. In North America, Höganäs considers that it won market share on an increasingly declining market, but despite volumes to former Kobelco customers, sales volumes also reduced in North America in the fourth quarter in year-on-year terms.

Operating income was MSEK 402 (354). Operating margins were 9.0% (8.3). Very positive progress up to and including the third quarter, driven primarily by price increases, deteriorated in the fourth quarter due to an unprecedented market downturn. Costs for redundancies and contracted pensions related to personnel reduction were also charged to fourth-quarter earnings. A steady increase in the cost of scrap and input goods exerted a negative earnings effect up to and including the third quarter. However, the fall in nickel and scrap prices in the latter half-year exerted a positive impact in the fourth quarter. The depreciation of the USD up to and including August exerted a negative impact compared to 2007, while depreciation of the SEK in the fourth quarter exerted a positive impact on earnings.

Consumables

Net sales for the full year were MSEK 1 638 (1 574) a 4.1% increase on 2007.
Volumes increased by 2.1% year on year. Currency effects and a higher price of steel scrap had a positive effect on net sales. After robust second and third quarters, volumes fell in the fourth quarter. Growth only continued in Asia in the fourth quarter, year on year, driven by positive demand growth, mainly for welding powder.

Operating income was MSEK 159 (219) in the period down -27% on 2007. The negative variation from the previous year was mainly sourced from significant metal inventory gains on nickel, and improved metal hedge gains in 2007. Year 2008 earnings were also reduced by inventory write-downs and USD depreciation to the end of August. The main positive variation was from price increases and SEK depreciation in the fourth quarter. The operating margin was 9.7% (13.9).

PROFITABILITY

Return on capital employed was 12.8% (15.9) in the period and return on equity was 15.2% (16.0).

FINANCIAL POSITION AND CASH FLOW

The equity/assets ratio was 42.6% at the end of the period, against 53.3% at year-end 2007. Shareholders' equity per share was SEK 69.10, against SEK 79.50 at the beginning of the financial year.

Consolidated financial net debt was MSEK 1 743 at the end of the period, up MSEK 840 since the previous year-end due to cash dividends and share redemption. Net financial income and expenses were MSEK -44 (-45). Lower utilization of credit facilities until the share redemption in June and lower interest rates were offset by higher utilisation of credit facilities after the redemption procedure.

Cash flow from operating activities was MSEK 564 (482). The change in working capital increased cash flow in the period by MSEK 99. Net investments in fixed assets were MSEK 347 (168). Financing activities affected cash flow by MSEK -218 (-207) due to cash dividends and the redemption procedure, which was partly financed through increased utilization of credit facilities.

SIGNIFICANT RISKS AND UNCERTAINTY FACTORS

The group's and parent company's significant risk and uncertainty factors include business risks in the form of high exposure to the automotive industry. Considering global market conditions in the automotive industry, this risk is highly significant. Financial risks, primarily currency risks and metal price risks, are additional. No other significant risks are considered to have arisen in addition to those reviewed in Höganäs' Annual Report 2007, with Note 31 offering a

detailed review of the group's and parent company's risk exposure and risk management.

HUMAN RESOURCES

Höganäs had 1 524 employees at the end of the period, against 1 591 as of 1 January.

INCENTIVE SCHEME

The AGM 2007 resolved on the introduction of a performance-related staff stock option plan intended to offer key employees of the group the opportunity of future stakeholding in the company, thus enabling increased interest in, and commitment to, the company's operations. The scheme resolved in 2007 was the first part of a three-year package intended to cover the years 2007-2009.
Granting of options depends on how the group progresses in relation to targets set by the Board of Directors. A total of 111 580 options were granted to participants of the year 2007 plan. No granting is intended for participants of the year 2008 plan.
The Board of Directors also intends to propose that the AGM 2009 approves a performance-related staff stock option plan, which thus constitutes the third part of the three-year package.
Like previous plans, the staff stock option plan for 2009 covers the Chief Executive Officer and other members of the group management, as well as another 35 or so key employees of the group, totalling some 50 people. Upon full granting, these people would be able to acquire an aggregate maximum of 250 000 class B shares. The minimum term of the staff stock options will be two years, and a maximum of four years, from the grant date. The exercise price would correspond to 120% of the average volume-weighted price paid for class B shares on the Nordic Exchange in a period of ten trading days immediately following the AGM 2009. Granting of staff stock options for 2009 is dependent on how the group progresses in 2009 in relation to targets set by the Board of Directors. The scheme will only imply a marginal dilution effect and influence on the group's key indicators.
To be able to implement the proposed staff stock option plan for 2009, as in the previous year, the Board of Directors will be proposing that the AGM authorises the Board to decide on the acquisition and transfer of class B treasury shares.

The AGM 2007 also resolved to approve a special equity-related incentive scheme for the company's CEO, Alrik Danielson. This package is intended to have a three-year term. Mr. Danielson, the CEO, will receive class B shares of the company free of payment in each of the years 2006, 2007 and 2008 that the company achieves budgeted EBIT.

Pursuant to resolutions by the AGMs of 2007 and 2008, 3 000 and 4 500 class B treasury shares respectively were transferred to Mr. Danielson, the CEO, free of payment.

The Board of Directors will not be proposing to the AGM 2009 that any transfer of class B shares to Mr. Danielson free of payment takes place for 2008.

The Board of Directors' complete proposal for resolution regarding the staff stock option plan will be submitted in good time before the AGM.

OUTLOOK 2009

The very sharp reduction in demand in the fourth quarter 2008 has continued in early 2009. A market downturn of this scale is not expected to persist for an extended period, but how long it will take for a rally to occur is uncertain. It appears likely that Asia will be the first market where progress will turn.
Metal prices and exchange rates can be expected to remain volatile, which may have an effect on profit performance.

PARENT COMPANY

Net sales and earnings

Parent company net sales were MSEK 3 386 (3 412), a -0.8% decrease. Sales to group companies were MSEK 1 432 (1 522). Lower turnover was mainly due to reduced sales volumes.

Operating income was MSEK 270 (357) in the period. Excluding earnings from currency forward contracts, income was MSEK 343 (323). Parent company income was negatively affected, mainly by volume contraction, plus volatile metal prices and currency fluctuations.

Financial position

Investments in fixed assets were MSEK 167 (95). Parent company liquid funds were MSEK 88 at the end of the period, against MSEK 35 at the beginning of the financial year.

Significant transactions with related parties

The parent company exerts a controlling influence over its subsidiaries. The supply of services and products between group companies is subject to business terms and market prices. There were MSEK 1 432 (1 522) of sales of goods to related parties, while purchases of goods from related parties were MSEK 82 (88).

Outstanding receivables from related parties were MSEK 1 606 (1 491) at the end of the period, and liabilities to related parties were MSEK 570 (463). The parent company had guarantees of MSEK 279 (166) in favour of subsidiaries. MSEK 24 (18) of dividends were received from subsidiaries.

ELECTION COMMITTEE AND AGM

Pursuant to a resolution by the Annual General Meeting (AGM) in April, an Election Committee has been formed and constituted. It consists of:

Per Molin, Chairman of Höganäs AB, Carl-Olof By of Industrivärden, Ramsay Brufer of Alecta and Henrik Didner of Didner & Gerge Fonder AB. Ulf G Lindén, representing Lindéngruppen AB and Chairman of the Election Committee, passed away on 3 January 2009. Lindéngruppen AB has appointed Jenny Lindén-Urnes as the new member of the Election Committee.
The AGM will be held at 3 p.m. on 27 April 2009 at HB-hallen, Höganäs, Sweden.

DIVIDENDS

The board of directors is proposing dividends of SEK 3.00 per share (6.25) to the AGM. The record date is scheduled for 30 April 2009.

Alrik Danielson, CEO, and Sven Lindskog, CFO, will be presenting this Interim Report at a teleconference at 10:30 a.m. on 5 February 2009. A web stream will be available at www.hoganas.com | Investor Relations | Conference Call. It is open to journalists, analysts and investors. To participate, please call +44 (0)207 162 0125.

Alrik Danielson
CEO and President

Höganäs, Sweden, 5 February 2009

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU. The Interim Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). The accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the accounting principles section of the Annual Report for 2007.

This Report has not been subject to summary review by the company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information in 2009:

- *The Annual Report for 2008 is scheduled for publication on Höganäs' website in the week ending 26 April*
- *First-quarter Interim Report, 22 April*
- *The AGM will be held on 27 April*
- *Second-quarter Interim Report, 17 July*
- *Third-quarter Interim Report, 23 October*

For more information, please contact:
Alrik Danielson, CEO, tel. +46 (0)42 33 80 00
Sven Lindskog, CFO, tel. +46 (0)42 33 80 00

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60
www.hoganas.com

CONSOLIDATED INCOME STATEMENT MSEK	Q 4 2008	Q 4 2007	Year 2008	Year 2007
Net sales	1 353	1 418	6 103	5 838
Cost of goods sold	-1 223	-1 164	-5 057	-4 725
Gross profit	**130**	**254**	**1 046**	**1 113**
Selling expenses	- 64	- 45	- 219	- 212
Administrative expenses	- 50	- 56	- 231	- 223
Research and development costs	- 34	- 35	- 122	- 118
Other operating income	1	14	97	62
Other operating expenses	- 15	0	- 44	- 15
Operating income	**-32**	**132**	**527**	**607**
Operating margin, %	-2,4	9,3	8,6	10,4
Financial income	3	23	13	38
Financial expenses	- 18	- 30	- 57	- 83
Income after financial items	**-47**	**125**	**483**	**562**
Tax	43	-17	- 89	- 131
Net income	**-4**	**108**	**394**	**431**
Attributable to:				
Parent company shareholders	-4	107	394	430
Minority interests	0	1	0	1
	-4	108	394	431
Depreciation and amortisation for the period	**-65**	**-63**	**- 260**	**- 270**
Earnings per share before and after dilution, SEK	-0,13	3,10	11,31	12,39
Weighted average number of shares, before dilution ('000)	34 802	34 800	34 803	34 800
Weighted average number of shares, after dilution ('000)	34 805	34 801	34 805	34 801
Number of shares at end of period ('000)	34 805	34 801	34 805	34 801
Number of treasury shares ('000)	294	298	294	298

CONSOLIDATED BALANCE SHEET, SUMMARY MSEK	31 Dec 2008	31 Dec 2007
Intangible fixed assets	206	177
Tangible fixed assets	2 614	2 371
Financial fixed assets	183	111
Inventories	1 479	1 302
Current receivables	940	1 019
Liquid funds/assets	220	211
Total assets	**5 642**	**5 191**
Shareholders' equity	2 406	2 766
Interest-bearing liabilities and provisions	1 963	1 114
Non-interest-bearing liabilities and provisions	1 273	1 311
Total shareholders' equity and liabilities	**5 642**	**5 191**
Pledged assets	38	38
Contingent liabilities	148	65

CHANGES IN SHAREHOLDERS' EQUITY, SUMMARY MSEK	Year 2008	Year 2007
Opening balance	2 766	2 625
Translation differences	121	- 10
Change in hedging provision	- 133	- 66
Net income	394	431
Dividends and redemption procedure	- 740	- 217
Incentive program	- 2	3
Closing balance	**2 406**	**2 766**

NET SALES BY MAIN MARKET

MSEK	Q 4 2008	Q 4 2007	Year 2008	Year 2007
Europe	448	608	2 396	2 570
America	435	363	1 728	1 522
Asia	470	447	1 979	1 746
Total	**1 353**	**1 418**	**6 103**	**5 838**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 4 2008	Q 3 2008	Q 2 2008	Q 1 2008	Q 4 2007	Q 3 2007	Q 2 2007	Q 1 2007
Net sales	1 353	1 575	1 592	1 583	1 418	1 489	1 518	1 413
Costs	-1 320	-1 379	-1 296	-1 321	-1 223	-1 310	-1 274	-1 154
Depreciation and amortisation	-65	-65	-64	-66	-63	-67	-69	-71
Operating income	-32	131	232	196	132	112	175	188
Income before tax	-47	112	227	191	125	105	160	172
Income after tax	-4	83	170	145	108	78	119	126
Operating margin, %	-2,4	8,3	14,6	12,4	9,3	7,5	11,5	13,3

KEY INDICATORS

	Year 2008	Year 2007
Capital employed, MSEK	4 369	3 880
Return on capital employed, %	12,8	15,9
Shareholders´ equity, MSEK	2 406	2 766
Return on equity, %	15,2	16,0
Shareholders´ equity per share, SEK	69,10	79,50
Equity/assets ratio, %	42,6	53,3
Financial net debt, MSEK	1 743	903
Debt/equity ratio, multiple	0,72	0,33
Interest coverage ratio, multiple	12,0	13,5
Number of employees, end of period	1 524	1 591

CASH FLOW STATEMENT, SUMMARY

MSEK	Year 2008	Year 2007
Cash flow before change in working capital	465	677
Change in working capital	99	- 195
Cash flow from operations	**564**	**482**
Cash flow from investment activities	- 347	- 168
Cash flow from financing activities	- 218	- 207
Cash flow for the period	**- 1**	**107**
Liquid funds, opening balance	211	102
Exchange rate differences in liquid funds	10	2
Liquid funds, closing balance	**220**	**211**


NET SALES (MSEK)
YTD
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2008
2007


OPERATING INCOME (MSEK)
YTD
650
600
550
500
450
400
350
300
250
200
150
100
50
0
2008
2007


EARNINGS PER SHARE (SEK)
YTD
14,00
12,00
10,00
8,00
6,00
4,00
2,00
0,00
2008
2007

REPORTING PER BUSINESS AREA

	Net sales				Operating income			
	Q 4	Q 4	Year	Year	Q 4	Q 4	Year	Year
MSEK	2008	2007	2008	2007	2008	2007	2008	2007
Components	855	1 022	4 465	4 264	51	83	402	354
Consumables	498	396	1 638	1 574	6	42	159	219
Other (Hedge and sale of emission rights)					- 89	7	- 34	34
Total Group	**1 353**	**1 418**	**6 103**	**5 838**	**- 32**	**132**	**527**	**607**

BUSINESS AREA - COMPONENTS

	Q 4	Q 4	Year	Year
MSEK	2008	2007	2008	2007
Net sales	855	1 022	4 465	4 264
Operating income	51	83	402	354
Operating margin, %	6,0	8,1	9,0	8,3
Assets			3 818	3 799
Liabilities			635	513
Investments	64	42	262	130
Depreciation and amortisation	39	47	189	207

BUSINESS AREA - CONSUMABLES

	Q 4	Q 4	Year	Year
MSEK	2008	2007	2008	2007
Net sales	498	396	1 638	1 574
Operating income	6	42	159	219
Operating margin, %	1,2	10,6	9,7	13,9
Assets			1 620	1 348
Liabilities			372	374
Investments	40	18	136	46
Depreciation and amortisation	26	16	71	63

PARENT COMPANY INCOME STATEMENT MSEK	Q 4 2008	Q 4 2007	Year 2008	Year 2007
Net sales	645	802	3 386	3 412
Cost of goods sold	- 533	-618	-2 812	-2 775
Gross profit	**112**	**184**	**574**	**637**
Selling expenses	- 39	-26	-121	- 108
Administrative expenses	- 30	-29	-116	- 118
Research and development costs	- 39	-25	-123	- 103
Other operating income	- 17	8	63	50
Other operating expenses	3	8	-7	- 1
Operating income	**-10**	**120**	**270**	**357**
Operating margin, %	-1,6	15,0	8,0	10,5
Earnings on shares in group companies	0	5	24	18
Interest income and similar items	19	25	55	93
Interest expenses and similar items	-50	-17	-84	- 58
Profit after financial items	**-41**	**133**	**265**	**410**
Appropriations	102	110	102	110
Income before tax	**61**	**243**	**367**	**520**
Tax	-28	-79	-99	- 142
Net income	**33**	**164**	**268**	**378**
Depreciation and amortisation for the period	**-35**	**-37**	**-144**	**-155**

PARENT COMPANY BALANCE SHEET, SUMMARY MSEK	31 Dec 2008	31 Dec 2007
Intangible fixed assets	22	38
Tangible fixed assets	1 264	1 240
Financial fixed assets	2 443	2 118
Inventories	550	491
Current receivables	481	711
Cash and bank balances	88	35
Total assets	**4 848**	**4 633**
Shareholders´ equity	889	1 590
Untaxed reserves	910	1 012
Interest-bearing liabilities and provisions	1 822	993
Non-interest-bearing liabilities and provisions	1 227	1 038
Total shareholders´ equity and liabilities	**4 848**	**4 633**
Pledged assets	10	10
Contingent liabilities	438	230

CHANGES IN SHAREHOLDERS´ EQUITY, SUMMARY

MSEK	31 Dec 2008	31 Dec 2007
Opening balance	1 590	1 603
Change in hedging provision	- 155	- 84
Group contribution paid/received, net	- 72	- 93
Net income	268	378
Dividends and redemption procedure	- 740	- 217
Incentive program	- 2	3
Closing balance	**889**	**1 590**